File No. 70-8427
                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                        WASHINGTON, D. C.  20549
               __________________________________________
                     POST-EFFECTIVE AMENDMENT NO. 3
                                   TO
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                 (Name of company filing this statement
               and address of principal executive offices)
                              Cinergy Corp.
             (Name of top registered holding company parent)
                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)
                 (Name and address of agent of service)
Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                       William T. Baker, Jr.
Associate General Counsel                 Thelen Reid & Priest LLP
Cinergy Corp.                             40 West 57th Street
(address above)                           New York, New York  10019
PAGE

This post-effective amendment amends Post-Effective Amendment No.
2 in this proceeding, filed on February 6, 1998, in the following respects:

1. Item 1.C, "Description of Proposed Transactions/ 1994 Nonutility Interests of CG&E and PSI," is hereby restated in its entirety to read as follows:

       C.   1994 Nonutility Interests of CG&E and PSI

            1.   Requested Action

       Subsequent events have partially mooted the issues associated with the reservation of jurisdiction in the Merger Order over the nonutility interests of CG&E and PSI. In particular,

       - certain of those interests have been sold or dissolved/1/ (or are being dissolved/2/);

       - certain others are "energy-related companies" under rule 58 (each, a "rule 58 company"), and Cinergy has made the requisite filings with the Commission claiming that status for
            those companies;/3/and

       - in 1995 and then again in 1996, Cinergy received Commission authorization to organize or otherwise acquire securities of special purpose subsidiaries ("EWG /FUCO Project Parents") dedicated to acquiring and holding, and/or providing services to, exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and, together with EWGs, "Exempt Projects") in which Cinergy acquires ownership interests;/4/two of the pre-merger nonutility companies are devoted to that end./5/

       Cinergy now requests that the Commission release its jurisdiction and grant Cinergy authority to retain the remaining nonutility interests covered by the Merger Order ("Remaining Nonutility Interests"). Specifically, Cinergy requests authorization to retain the following companies or interests: (1) Tri-State Improvement Company, (2) KO Transmission Company, (3) certain CG&E "good citizen" limited partnership investments (namely, North Rhine I Limited Partnership, North Rhine II Limited Partnership, Franciscan Homes II Limited Partnership, Blue Chip Capital Fund, L.P. and Blue Chip Opportunity Fund, L.P.), (4) South Construction Company, Inc., (5) Cinergy Technology, Inc. (formerly PSI Environmental Corp.), and (6) certain PSI Energy "good citizen" limited partnership investments (namely, Cambridge Ventures, L.P., three private equity funds organized by CID Partners - CID Partnership, L.P., CID Ventures, L.P., and CID Equity Capital III, L.P. - and Circle Centre Partners L.P.).

       In addition, with regard to the limited partnership investments in the Blue Chip Opportunity Fund, L.P. and CID Equity Capital III, L.P., Cinergy requests authorization to make additional investments in those funds totaling $570,000 ($50,000 for the first, $520,000 for the second), from time to time through December 31, 2002, in order to fulfill capital commitments made prior to consummation of the Cinergy merger.

       Cinergy will not seek recovery through higher rates to Cinergy system utility customers to compensate Cinergy for any losses or inadequate returns it may experience on capital invested in the Remaining Nonutility Interests. Therefore, the investment risks associated with the Remaining Nonutility Interests will continue to be borne exclusively by Cinergy's shareholders.

            2. Background: Merger Order /Nonutility Interests of CG&E and PSI

       The Merger Order reserved jurisdiction for three years over the then-existing nonutility interests held directly or indirectly by CG&E and PSI.

       On the CG&E side, these nonutility interests were:

       - Tri-State Improvement Company ("Tri-State"), an Ohio corporation devoted to acquiring and holding property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space, and other uses in connection with the utility business of CG&E and its utility subsidiaries;

       - KO Transmission Company ("KO"), a Kentucky corporation formed in early 1994 to acquire an interest in an interstate natural gas pipeline system located in Kentucky to which CG&E was entitled under a settlement agreement with Columbia Gas Transmission Corporation;

       - Enertech Associates International, Inc. ("Enertech"), an Ohio corporation formed as a vehicle for CG&E to offer utility management consulting services and to pursue investment opportunities in energy-related areas, including demand-side management services, consulting, energy and fuel brokering, engineering services, construction and/or operation of generation, cogeneration, independent power production ("IPP") facilities, and project development; prior to the Cinergy merger, Enertech had acquired Bruwabel and its two Czech subsidiaries, Power Development s.r.o. and Power International s.r.o., to pursue design, engineering, and development work involving energy privatization projects, primarily in the Czech Republic;

       - CG&E Resource Marketing, Inc. ("CG&E Resource Marketing"), a Delaware corporation formed to hold CG&E's one-third general partnership interest in U.S. Energy Partners, a gas marketing partnership;

       - CGE ECK, Inc. ("CGE ECK"), a Delaware corporation organized to hold CG&E's one-third interest in a Czech electric utility company, ECK s.r.o.;

       - CGE Corp., a Delaware corporation formed to serve as a holding company for certain of CG&E's nonutility investments; and

       - CG& E limited partnership interests: CG&E also held small "good citizen" investments in various local entities (i.e.,
North Rhine I Limited Partnership, North Rhine II Limited
Partnership, Franciscan Homes II Limited Partnership, Blue Chip Capital Fund, L.P. and Blue Chip Opportunity Fund, L.P.)

       The Commission noted that for the year ended December 31, 1993, CG&E's nonutility subsidiaries accounted for less than 1% of CG&E's consolidated revenues.

       The Commission also reserved jurisdiction over the nonutility interests then held directly or indirectly by PSI, namely:

       - PSI Recycling, Inc. ("Recycling"), an Indiana corporation dedicated to recycling paper, metal and other materials from PSI Energy and other sources;

       - Power Equipment Supply Company ("PESCO"), an Indiana corporation that sold equipment and parts from a canceled PSI Energy generating plant, the Marble Hill nuclear project; PESCO also purchased equipment for resale, brokered equipment, and sold equipment on consignment for others;

       - Wholesale Power Services, Inc. ("Wholesale Power Services"), an Indiana corporation formed to broker power, emissions allowances, electricity futures and related products and services and to provide consulting services in the wholesale power-related markets; through its "IPEX" (International Power Exchange) division, Wholesale Power Services also created, marketed and maintained an electronic bulletin board for the bulk power market;

       - South Construction Company, Inc. ("South Construction"), an Indiana corporation devoted to holding legal title to interests in real estate not used and useful in the conduct of PSI Energy's business or having some defect in title unacceptable to PSI Energy;

       - PSI Investments, Inc. ("PSI Investments"), an Indiana corporation formed to hold certain nonutility interests of PSI, including a number of then-inactive companies formed under Indiana law - specifically, PSI Power Resource Development, Inc. ("PSI Power Resource Development"), PSI Power Resource Operations, Inc. ("PSI Power Resource Operations"), PSI International, Inc. ("PSI International") and PSI Sunnyside, Inc. ("PSI Sunnyside"), each of which was formed to develop, operate and maintain IPP or cogeneration projects; PSI Environmental Corp. ("PSI Environmental"), formed to provide energy-related environmental services; and, finally, PSI T&D International, Inc. ("PSI T&D International") and its wholly-owned subsidiary, PSI Yacyreta, Inc. ("PSI Yacyreta"), each of which was formed to acquire, directly or indirectly, interests in FUCOs;

       - Argentine subsidiaries: Through several subsidiaries (namely, PSI Energy Argentina, Inc., PSI Argentina, Inc. and Costanera Power Corporation), PSI was a member of two consortia that participated in the privatization of certain electric generation and distribution assets in Argentina./6/ PSI also had established Energy Services Inc. of Buenos Aires ("Energy Services of Buenos Aires") to provide operating and consulting services; and

       - PSI limited partnership interests: PSI Energy also held "good citizen" investments in various local funds or partnerships (namely, Cambridge Ventures, L.P. and three private venture capital funds organized by CID Equity Partners, all of these four entities having been formed to raise capital for investments in start-up or early stage Indiana and other midwestern companies, and Circle Centre Partners L.P., a Delaware limited partnership formed to invest in Circle Centre, a retail shopping mall then under construction in downtown Indianapolis).

       The Commission noted that PSI's nonutility investments were insubstantial, accounting for less than 1% of PSI's 1993 operating revenues.

            3.   Status of 1994 Nonutility Interests

       The following updates information for each of the nonutility interests over which the Commission reserved jurisdiction in the Merger Order. At and for the 12 months ended September 30, 1997, the balance of the nonutility companies and interests still under Cinergy ownership (including rule 58 companies) comprised less than 1% of Cinergy's consolidated assets and revenues.

            a.   CG&E Nonutility Interests:  Tri-State Improvement Company

       Tri-State is a direct subsidiary of CG&E and its business remains the acquisition and holding of property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space, and other uses in connection with the utility business of CG&E and its utility subsidiaries. At September 30, 1997 and for the 12 months then ended, Tri-State had total assets of approximately $37 million and operating revenues of approximately $1.5 million./7/

            b.   CG&E Nonutility Interests:  KO Transmission Company

       KO, a FERC-regulated pipeline subsidiary of CG&E, was formed in early 1994 for the specific purpose of acquiring an interest in an interstate gas pipeline system located in Kentucky to which CG&E was entitled under a litigation settlement with Columbia Gas Transmission Corp. ("Columbia Gas").

       Pursuant to a 1989 FERC-approved "global" offer of settlement, and the FERC's February 1996 order granting KO a certificate of public convenience and necessity under the Natural Gas Act together with a blanket certificate to offer firm and interruptible transportation service,/8/ KO acquired from Columbia Gas (1) an undivided approximate one-third interest (equivalent to 221,000 Dekatherms per day ("Dth/d")) in certain natural gas facilities of Columbia Gas known as the "Kentucky System," consisting of various pipeline, looping and related equipment, which extends northward about 90 miles from an interconnection with Columbia Gulf Transmission Company in Menifee County, Kentucky to a terminus at the Cold Spring Station interconnection with ULH&P in northern Kentucky; and (2) a 100% interest in another, much shorter interstate gas pipeline facility of Columbia Gas, Line AM-4, which extends northwesterly about 3 miles from the Cold Spring Station interconnection to an interconnection with CG&E's natural gas facilities at the Kentucky-Ohio border on the Ohio River.

       On June 1, 1996, KO commenced its business of transporting natural gas in interstate commerce over the facilities acquired from Columbia Gas. All or most of KO's entitlement to capacity on the Kentucky System has been contracted to CG&E and ULH&P on a firm basis to help meet their gas supply obligations. At September 30, 1997 and for the 12 months then ended, KO had total assets of approximately $1.6 million and operating revenues of approximately $946,000./9/

            c. CG&E Nonutility Interests: Enertech Associates, Inc. (formerly Enertech Associates International, Inc.)

       Enertech, a direct subsidiary of Cinergy Investments, was formed as a vehicle for CG&E to offer utility management consulting services and to pursue investment opportunities in energy-related areas, including demand-side management services, consulting, energy and fuel brokering, engineering services, construction and/or operation of generation, cogeneration, independent power production ("IPP") facilities, and project development. In 1996 Cinergy sold to a non-associate all of Enertech's subsidiaries, that is, Bruwabel and its two Czech subsidiaries. Other than in connection with the litigation noted below, and this sale, Enertech has been inactive since October 1995. (In 1997, Enertech changed its name to "Enertech Associates, Inc.") In light of the activities from which its revenues would derive if it were to resume active operations, Enertech is a rule 58 company.

       On October 25, 1995, a suit was filed in the Federal District Court for the Southern District of Ohio by three former employees of Enertech, naming as defendants Enertech, Cinergy, Cinergy Investments and certain senior officers of those companies. The lawsuit, which stemmed from the termination of employment of the three former employees, alleged that they entered into employment contracts with Enertech based on the opportunity to participate in potential profits from future investments in energy projects in central and eastern Europe. The suit alleged causes of action based on, among other theories, breach of contract related to the events surrounding the termination of their employment and fraud and misrepresentation related to the level of financial support for future projects. The suit alleged compensatory and punitive damages. In the spring of 1998 the lawsuit was settled and dismissed by the court.

       With the lawsuit now settled, Cinergy currently anticipates that after Enertech collects various claims due from vendors or other third parties, this company will be dissolved. Pending any such potential dissolution, Cinergy expects that Enertech will remain essentially inactive.

       At September 30, 1997 and for the 12 months then ended, Enertech had total assets of approximately $5 million and net income of approximately $2 million.

            d. CG&E Nonutility Interests: Cinergy Resources, Inc. (formerly CG&E Resource Marketing)

       In the summer of 1995, CG&E Resource Marketing withdrew from its gas marketing partnership with Public Service Electric & Gas Company, conducted under the name U.S. Energy Partners, in which CG&E held a one-third interest. Renamed Cinergy Resources, Inc. ("Cinergy Resources"), this company has continued in the gas marketing business on a stand-alone basis, serving residential, commercial and industrial customers in Ohio, Indiana and Kentucky. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity.

       In 1997, Cinergy Resources expanded its business to include retail marketing of electricity. Cinergy Resources is participating in the pilot program in Pennsylvania under which electric customers throughout the state will have the right to choose their electricity supplier. Cinergy Resources began delivering power to Pennsylvania customers in December 1997.

       Cinergy Resources is a rule 58 company and direct subsidiary of Cinergy Investments. For further information concerning Cinergy Resources, including financial information, see Cinergy's quarterly reports on Form U-9C-3.

            e.   CG&E Nonutility Interests:  CGE ECK, Inc.

       As noted above, CGE ECK was created to hold CG&E's one-third interest in a Czech electric utility company, ECK s.r.o. After the Cinergy merger CGE ECK reduced its ownership interest in ECK s.r.o. In mid 1997 CGE ECK sold what remained of its interest in ECK s.r.o and was dissolved effective December 31, 1997.

            f.   CG&E Nonutility Interests:  CGE Corp.

       As contemplated in the Merger Order, CGE Corp. was merged with and into Cinergy Investments on October 24, 1994, the date the Cinergy merger was consummated. The separate corporate existence of CGE Corp. thereupon ceased and Cinergy Investments succeeded to ownership of the nonutility interests held by CGE Corp.

            g. CG&E Nonutility Interests: "Good Citizen" Limited Partnership Investments

       The Merger Order reserved jurisdiction over five small "good citizen" limited partnership investments of CG&E: three investments in limited partnerships dedicated to investing in, owning, rehabilitating and maintaining apartment buildings for low-income people within the CG&E service territory: North Rhine I Limited Partnership ("North Rhine I"); North Rhine II Limited Partnership ("North Rhine II"); and Franciscan Homes II Limited Partnership ("Franciscan Homes"). In addition, CG&E held small minority interests in two limited partnerships formed to invest in small and minority- or female-owned businesses in the service territories of CG&E and its subsidiaries: Blue Chip Capital Fund, L.P. ("Blue Chip Capital") and Blue Chip Opportunity Fund, L.P. ("Blue Chip Opportunity").

       As of September 30, 1997, CG&E's aggregate investments and corresponding limited partnership interests in these funds were approximately as follows: North Rhine I - $9,000 investment, 2% interest; North Rhine II - $86,000 investment, 6% interest; Franciscan Homes - $2,000 investment, 2% interest; Blue Chip Capital - $509,000 investment, 2% interest; and Blue Chip Opportunity - $400,000 investment, 4% interest.

       At the end of January 1998, pursuant to CG&E's original $500,000 capital commitment which predated the Cinergy merger, Cinergy made an additional investment in Blue Chip Opportunity on CG&E's behalf, raising CG&E's total investment therein to $450,000.

       Cinergy requests authority, through December 31, 2002, to fund the balance of CG&E's remaining capital commitment to the Blue Chip Opportunity fund - $50,000.

       Any further investments by Cinergy or CG&E or any associate company in this or any other of the funds described above would only be made pursuant to a separate order or orders from the Commission or as permitted by rule 40(a)(5).

            h.   PSI Nonutility Interests:  PSI Recycling, Inc.

       In August 1996, Cinergy Investments sold substantially all the assets of Recycling to a non-associate company. In December 1997, Recycling was dissolved.

            i.   PSI Nonutility Interests:  Power Equipment Supply Company

       In late 1995, PESCO sold the assets of its North American Machinery Division to a nonaffiliated buyer. PESCO discontinued operations in 1996 and was dissolved effective December 31, 1997.

            j. PSI Nonutility Interests: Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.)

       In 1995, Wholesale Power Services received authorization from the FERC to sell electricity to non-associates at market-based rates, but was otherwise inactive./10/ In 1996, Wholesale Power Services discontinued its IPEX Division, established to operate an electronic bulletin board for the bulk power market. In January 1997, Wholesale Power Services was renamed "Cinergy Capital & Trading, Inc." ("Cinergy Capital & Trading").

       In June 1997, Cinergy Capital & Trading acquired the assets of Greenwich Energy Partners, a limited partnership based in Connecticut engaged in the business of trading and marketing natural gas and oil and derivative commodity instruments. With the acquisition of Greenwich Energy, Cinergy Capital & Trading resumed limited active operations. At year-end 1997, Cinergy Capital & Trading had not yet commenced power trading activities. Cinergy Capital & Trading will market and trade electricity and natural gas and other energy commodities, together with derivative commodity instruments, on a nationwide basis. Cinergy Capital & Trading also markets related technical consulting services.

       Cinergy Capital & Trading is a rule 58 company and direct subsidiary of Cinergy Investments. For further information on Cinergy Capital & Trading, including financial information, see Cinergy's quarterly reports on Form U-9C-3.

            k.   PSI Nonutility Interests:  South Construction Company,
                 Inc.

       South Construction is a direct subsidiary of PSI Energy and functionally similar to Tri-State, CG&E's real estate subsidiary. Like Tri-State, South Construction is devoted to holding title to interests in real estate in connection with the utility business of PSI Energy.
However, in its case, it holds title to interests in real estate either not used and useful in the conduct of PSI Energy's business or having some defect in title unacceptable to PSI Energy. At September 30, 1997 and for the 12 months then ended, South Construction had no assets and no net income or loss.

            l.   PSI Nonutility Interests:  PSI Investments, Inc.

       In connection with the formation of Cinergy Investments, this former nonutility subholding company of PSI was merged out of existence, with Cinergy Investments succeeding to its nonutility interests. See discussion above of CGE Corp.

            m.   PSI Nonutility Interests:  PSI Power Resource
                 Development, Inc.

       As previously noted, this inactive company, a direct subsidiary of Cinergy Investments, is being dissolved.

            n.   PSI Nonutility Interests:  Cinergy-Cadence, Inc.
                 (formerly PSI Power Resource Operations, Inc.)

       This formerly inactive subsidiary was activated and renamed Cinergy-Cadence, Inc. ("Cinergy Cadence") to hold Cinergy's one-third equity interest in Cadence Network LLC ("Cadence Network"), a joint venture company formed in September, 1997 by Cinergy, New Century Energies and Florida Progress to market a variety of energy-related products and services - including billing, information and pricing services, energy management services, and commodity procurement - to commercial customers that operate in multiple locations across the country. The sole purpose and activity of Cinergy Cadence, which is a direct subsidiary of Cinergy Investments, is to hold Cinergy's interest in Cadence Network, a rule 58 company. Accordingly, Cinergy Cadence itself is a rule 58 company. For financial and additional information concerning Cinergy Cadence and Cadence Network, see Cinergy's quarterly reports on Form U-9C-3.

            o. PSI Nonutility Interests: Cinergy International, Inc. (formerly PSI International, Inc.)

       As previously noted, this inactive company, a direct subsidiary of Cinergy Investments, is being dissolved.

            p.   PSI Nonutility Interests:  PSI Sunnyside, Inc.

       As previously noted, this inactive company, a direct subsidiary of Cinergy Investments, is being dissolved.

            q. PSI Nonutility Interests: Cinergy Technology, Inc. (formerly PSI Environmental Corp.)

       This company, a direct subsidiary of Cinergy Investments, was activated in 1995 to pursue business opportunities in the United States relating primarily to the commercialization of electrotechnologies. These are activities that, but for the Enertech litigation, Enertech would have pursued.

       Cinergy Technology is a party to a marketing arrangement with a manufacturer pursuant to which Cinergy Technology receives royalty payments from the manufacturer's sale of certain portable electronic meters (whose technology Cinergy Technology personnel helped to develop) that record a variety of energy-related measurements which can be downloaded to a personal computer for analysis. In the third quarter of 1997, Cinergy Technology made a minor investment pursuant to rule 58 in a small, privately held company established to patent and commercially develop non-polluting energy production technologies, including those involving the generation of electricity from low energy induced reactions in solids. Cinergy Technology has also been working with outside parties to develop and commercialize stationary electric power generation systems employing fuel cell technology, as well as a silicon transfer switch capable of transferring a customer's normal electric service to an alternate circuit in a small number of milliseconds. In 1997 Cinergy Technology also investigated the possibility of investing in another small, privately-held company that holds a patented technology relating to power conversion and control.

       Cinergy Technology is also a party to several contracts, all of which predate the Telecommunications Act of 1996, relating to the provision of telecommunications services and products in the Cincinnati area. Negotiations are underway with the counterparties to remove Cinergy Technology from these contracts. Cinergy expects that Cinergy Technology will have relinquished these contracts by not later than September 1, 1998 or shortly thereafter.

       In 1996 Cinergy Technology made an investment pursuant to rule 40(a)(5) under the Act in the Cincinnati Equity Fund, a private fund established to assist in efforts to rejuvenate and promote the downtown Cincinnati area through real estate development.

       At September 30, 1997 and for the 12 months then ended, Cinergy Technology had total assets of approximately $1.2 million and operating revenues of approximately $500,000.

            r. PSI Nonutility Interests: PSI T&D International, Inc./PSI Yacyreta, Inc.

       As previously noted, both of these companies are being dissolved. PSI Yacyreta is a direct subsidiary of PSI T&D International, which is a direct subsidiary of Cinergy Investments.

            s. PSI Nonutility Interests: Argentine Subsidiaries (PSI Energy Argentina, Inc., PSI Argentina, Inc., Costanera Power Corporation and Energy Services Inc. of Buenos Aires)

       As previously noted, PSI Energy Argentina, Inc. ("PSI Energy Argentina") was formed to acquire and hold PSI's interest in Edesur, S.A., an Argentine electric distribution company. (See PSI Resources, et al., Release No. 35-25570, July 2, 1992.) PSI Energy Argentina, which is a direct subsidiary of PSI Energy, continues to hold the Cinergy system's interest in Edesur. Accordingly, PSI Energy Argentina is an EWG /FUCO Project Parent and therefore retainable under the Project Parent Orders (if not under the Commission's 1992 order as well).

       PSI Argentina, Inc. ("PSI Argentina"), a direct subsidiary of Cinergy Investments, and its wholly-owned subsidiary, Costanera Power Corporation ("Costanera Power"), were originally formed to acquire and hold PSI's interest in Central Costanera, S.A., an Argentine electric generation company. (See PSI Resources, Inc., et al., Release No. 35-25674, November 13, 1992.) In 1995 Cinergy sold its interest in Central Costanera, S.A. to a non-associated company and relinquished the EWG certifications previously granted by the FERC to PSI Argentina and Costanera Power. Cinergy intends to use these companies to hold interests in other South American Exempt Projects in which Cinergy may invest; accordingly, both PSI Argentina and Costanera Power are EWG /FUCO Project Parents and retainable under the Project Parent Orders.

       Energy Services Inc. of Buenos Aires was dissolved in January 1995.

            t. PSI Nonutility Interests: "Good Citizen" Limited Partnership Investments

       Like CG&E, PSI Energy held a number of small "good citizen" limited partnership investments over which the Commission reserved jurisdiction in the Merger Order.

       PSI Energy had invested in Cambridge Ventures, L.P. ("Cambridge Ventures"), a private fund licensed by the U.S. Small Business Administration as a small business investment company, dedicated to making investments in start-up Indiana companies. PSI Energy also had invested in three private equity funds organized by CID Equity Partners - CID Partnership, L.P. ("CID Partnership"), CID Ventures, L.P. ("CID Ventures") and CID Equity Capital III, L.P. ("CID Equity Capital") - dedicated to venture capital investments in start-up and early stage companies with an exclusive focus on the Midwest. CID Partnership invested in start-ups, expansion financings and buy-outs of a total of 20 Indiana companies in the medical technology, manufacturing, business services and information technology industries before concluding new investment activity in 1992. CID Ventures was created to provide equity capital for growth companies located throughout the Midwest and invested in 14 companies before concluding new investment activity in 1993. Its industry concentrations were similar to those of CID Partnership, but with slightly different emphases. CID Ventures made follow-on investments in existing portfolio companies through 1995. CID Equity Capital was formed in 1992 to provide equity capital for Midwest growth companies. It invested in 16 companies before concluding new investment activity in 1995. CID Equity Capital continues to make follow-on investments in existing portfolio companies. The fund's investments are concentrated in information technology companies.

       Finally, the Commission reserved jurisdiction over PSI Energy's limited partnership investment in Circle Centre Partners L.P. ("CCP"), a Delaware limited partnership formed to invest in Circle Centre, a retail shopping mall in downtown Indianapolis, Indiana, then under construction. The 19 limited partners of CCP collectively have a 63% equity interest in CCP; the remaining 37% equity interest is held by Circentre Incorporated, as general partner. The CCP limited partners include some of the largest businesses in Indiana. In addition to PSI Energy, investors include Ameritech Indiana, Banc One Indiana Corporation, Bankers National Life Insurance Company (a subsidiary of Canseco, Inc.), LRP Master Trust (a retirement plan trust for Eli Lily and Company), MPP Development Company (an affiliate of Marsh Supermarkets, Inc. Retirement Plan Trust) and IPALCO Enterprises, Inc. CCP has an 85% interest in Circle Centre Development Company ("CCDC"), an Indiana general partnership that is the official developer and operator of Circle Centre and leases the realty and buildings from the City of Indianapolis. Simon Property Group, L.P. has the remaining 15% interest in CCDC and acts as the managing general partner of CCDC.

       Opened in September 1995, Circle Centre is an 800,000 square foot retail shopping mall located one block south of Monument Circle, the center of downtown Indianapolis. It has two anchor department stores, 85 smaller shops, and an entertainment component that includes a multi-screen cinema, nightclubs and restaurants. The mall incorporates and preserves nine historic facades and parts of two other historic structures.

       Conceived in the 1980s to stem declining retail sales in downtown Indianapolis, Circle Centre reflects a public/private partnership between the City of Indianapolis and the Indianapolis business community. The site was assembled by the City and included several historic structures. It sat vacant for much of the 1980s while financing alternatives were canvassed and discussions with potential tenants proceeded. Ultimately, the City provided over half the project's financing through "tax-increment" bonds, the Indianapolis business community supplied one-quarter of the financing, and a construction loan furnished the balance of the needed funds. Specifically, the City provided approximately 60% ($187 million) of the $307.5 million cost of the project through the sale of tax-increment bonds; almost a quarter of the overall financing cost ($75 million) was furnished through equity raised by CCDC ($40 million of which was supplied by the 19 limited partners of CCP); and the remainder of the project cost (approximately $45 million) was raised with the proceeds of a bank construction loan.

       Since opening, Circle Centre has proved a success for the developer and the City of Indianapolis. In the first year of commercial operations, retail sales exceeded $400 per square foot. Circle Centre has sparked new development in the downtown area, and downtown hotel occupancy rates and convention center bookings have increased./11/

       As of September 30, 1997, PSI Energy's aggregate investments and corresponding limited partnership interests in Circle Centre and the other partnerships described above was approximately as follows: Cambridge Ventures - $525,000 investment, 9% interest; CID Partnership - $314,000 investment, 3% interest; CID Ventures - $656,000 investment, 3% interest; CID Equity Capital - $2.6 million, 8% interest; and Circle Centre Partners
- $3,015,000 investment, 5% interest.

       Cinergy requests authority, through December 31, 2002, to fund the balance of PSI Energy's remaining commitment to CID Equity Capital - $520,000. This commitment was made in connection with PSI Energy's initial investment in the fund prior to the Cinergy merger.

       Any further investments by Cinergy or PSI Energy or any associate company in this or the other funds described above would only be made pursuant to a separate order or orders from the Commission or as permitted by rule 40(a)(5).

2. Item 1.D, "Description of Proposed Transactions/ Rule 54 Analysis," is hereby restated in its entirety to read as follows:

       The proposed transactions are subject to rule 54, which provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

       At March 31, 1998, Cinergy met all the requirements of rule 53(a), other than clause (1) (limiting "aggregate investment" to 50% of "consolidated retained earnings"). At that date, as previously reported by Cinergy in a quarterly filing with the Commission pursuant to rule 24 and HCAR No. 26848, dated March 23, 1998 (the "100% Order"), Cinergy's consolidated retained earnings were approximately $977 million and its aggregate investment approximately $546 million (or about 56% of consolidated retained earnings).

       Such incremental aggregate investment above 50% but not in excess of 100% of consolidated retained earnings is specifically permitted by the 100% Order wherein the Commission found that Cinergy satisfied the applicable standards of rule 53(c) (i.e., clauses (1) and (2) thereof). The transactions proposed herein - retention of CG&E's gas properties and certain nonutility interests over which the Commission reserved jurisdiction in 1994 - are irrelevant to the analysis performed by the Commission in the 100% Order. As noted above, Cinergy supplies the Commission with relevant financial information (capitalization ratios, growth in retained earnings, market-to-book ratio, etc.) in quarterly filings pursuant to rule 24 and HCAR No. 26848.

       Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3)
on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

3. Item 3.B, "Applicable Statutory Provisions /Legal Analysis: Retention of 1994 Nonutility Interests," is hereby restated in its entirety to read as follows:

       B.   Legal Analysis:  Retention of 1994 Nonutility Interests

       Cinergy's proposed acquisition and retention of the Remaining Nonutility Interests is or may be subject to sections 9(a)(1), 9(c)(3), 10(c)(1) and 11(b)(1) of the Act and rules 40(a)(5), 54 and 58 thereunder.

       Section 9(a)(1) requires prior Commission approval for a registered holding company acquisition of an interest in any "other business."
Section 10(c)(1) precludes approval of an acquisition "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1) limits the nonutility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate" to the company's utility operations, including interests the Commission finds "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such [integrated public utility] system." The Commission has construed these standards to require a "functional" relationship between the nonutility interests and the utility business.

       Section 9(c)(3) exempts from sections 9(a)(1) and 10 acquisitions of "such commercial paper and other securities, within such limitations as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers."

       Pursuant to section 9(c)(3), the Commission has adopted Rule 58, exempting from sections 9(a)(1) and 10 acquisitions of interests in "energy-related companies," subject to certain investment limitations and reporting requirements.

       Rule 40(a)(5) was also adopted pursuant to section 9(c)(3) and exempts small investments in local economic development or other nonutility enterprises where no affiliate relationship results. Under the rule, in any calendar year a registered holding company or its subsidiary may acquire (i) up to $5 million of the securities of local economic development corporations created under specific state laws promoting economic development, and (ii) up to $1 million of the securities of local industrial or nonutility enterprises.

       Cinergy's acquisition and retention of the Remaining Nonutility Interests (including the rule 58 companies) satisfies the standards just described. In each case retention is supported by previous orders of the Commission approving similar nonutility activities or investments and/or by the express terms of rule 58 or rule 40(a)(5).

       C.   Legal Analysis:  Retention of CG&E Remaining Nonutility
            Interests

            1.   Tri-State Improvement Company

       Tri-State's function is to acquire and hold real estate to support the utility business of CG&E and its subsidiaries. Tri-State is therefore "functionally" related to CG&E's utility business and retainable. The Commission recently authorized New Century Energies to retain a functionally similar nonutility company called "1480 Welton, Inc."/12/

            2.   KO Transmission Company

       If the Commission authorizes Cinergy to retain CG&E's gas business, Cinergy should also be permitted to retain KO - a CG&E gas pipeline subsidiary whose facilities physically interconnect with those of both CG&E and ULH&P, and which transports natural gas for both of those companies in connection with their gas supply businesses. The Commission recently authorized New Century Energies to retain a functionally similar subsidiary, West Gas Interstate, Inc./13/

            3. Enertech Associates, Inc. (formerly Enertech Associates International, Inc.)

       Currently inactive, Enertech was formed to offer utility management consulting services and to pursue investment opportunities in energy-related areas, including demand-side management services, consulting, energy and fuel brokering, engineering services, construction and/or operation of generation, cogeneration, IPP facilities, and project development. Enertech is a rule 58 company./14/

            4.   Cinergy Resources, Inc. (formerly CG&E Resource
                 Marketing)

       Cinergy Resources derives substantially all of its revenues from the retail marketing of natural gas or electricity to residential, commercial and industrial customers in Ohio, Indiana and Kentucky and Pennsylvania. Cinergy Resources is a rule 58 company./15/

            5.   CG&E "Good Citizen" Limited Partnership Investments

       The Commission retained jurisdiction over five small "good citizen" limited partnership investments of CG&E: North Rhine I, North Rhine II and Franciscan Homes (dedicated to owning, rehabilitating and maintaining apartment buildings for low-income people within the CG&E service territory) and the two "Blue Chip" partnerships (investments in small and minority- or female-owned businesses in the service territories of CG&E and its subsidiaries). CG&E is a small (often very small) investor in these partnerships: North Rhine I - $9,000, 2% limited partnership interest; North Rhine II - $86,000 investment, 6% interest; Franciscan Homes - $2,000 investment, 2% interest; Blue Chip Capital - $721,000 investment, 2% interest; and Blue Chip Opportunity - $450,000 investment, 4% interest. In all these investments, CG&E is a passive investor; day-to-day management and control is vested exclusively in the general partner. Any approval rights held by CG&E as a limited partner concern only those fundamental matters affecting the partnership (such as changes in investment policy or replacement of the general partner) over which limited partners customarily retain consent rights.

       In short, the foregoing investments - intended to boost economic development in the communities CG&E serves; small in amount; and not involving the creation of any affiliate relationship - are classic "good citizen" investments of the type previously approved by order under section 9(c)(3)/16/ and, depending on the aggregate amount of annual investments, eligible for the exemption afforded by rule 40(a)(5).

       D.   Legal Analysis:  Retention of PSI Remaining Nonutility
            Interests

            1. Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.)

       Cinergy Capital & Trading derives or will derive substantially all of its revenues from the marketing and trading of energy commodities and associated derivatives throughout the United States as well as through related technical consulting services (such as with respect to economic restructuring of long-term power purchase arrangements). Cinergy Capital & Trading is a rule 58 company./17/

            2.   South Construction Company, Inc.

       South Construction is retainable on the same basis as Tri-State: the primary purpose of each company is to acquire and hold realty in connection with the utility businesses of their operating company affiliates.

            3. Cinergy-Cadence, Inc. (formerly PSI Power Resource Operations, Inc.)

       The sole activity of Cinergy Cadence (formerly an inactive subsidiary, PSI power Resource Operations) is to hold Cinergy's one-third equity interest in the Cadence Network joint venture with New Century Energies and Florida Progress. As discussed, Cadence Network will market a variety of energy-related products and services - including billing, information and pricing services, energy management services, and commodity procurement - to retail commercial customers that operate in multiple locations across the country. Since Cadence Network is a rule 58 company,/18/ Cinergy Cadence is also a rule 58 company./19/

       4.   Cinergy Technology, Inc. (formerly PSI Environmental Corp.)

       The primary focus of this company is to commercialize and market electrotechnologies. For example, as previously discussed, Cinergy Technology receives royalty payments from a third-party manufacturer for sales of certain portable electronic meters that can be used to record a variety of energy-related measurements, and has been working with certain other outside parties on commercializing certain stationary or "distributed" electric generation systems based on fuel cell technology. Upon its removal (anticipated to occur by not later than September 1, 1998 or shortly thereafter) from the telecomm contracts to which Cinergy Technology is now a party, Cinergy Technology will constitute a rule 58 company./20/ In any event, existing precedent confirms that in its present posture Cinergy Technology is functionally related and retainable./21/

            5. PSI Energy Argentina, Inc., PSI Argentina, Inc. and Costanera Power Corporation

       As previously discussed, PSI Energy Argentina holds Cinergy's interest in Edesur, S.A., an Argentine FUCO in which PSI acquired an interest in 1992. Cinergy continues to hold that interest./22/

       PSI Argentina and its wholly-owned subsidiary, Costanera Power, formerly were EWGs in respect of Central Costanera, S.A., an Argentine
electric generating company in which PSI acquired an interest in 1992.   As
noted above, following Cinergy's 1995 sale of all of its interest in Central Costanera, these two companies relinquished their EWG status. In the future Cinergy intends to deploy PSI Argentina and Costanera Power to hold one or more potential investments in Exempt Project located in South America.

       Accordingly, each of PSI Energy Argentina, PSI Argentina and Costanera Power is a EWG /FUCO Project Parent and retainable under the Project Parent Orders.

            6.   PSI Energy "Good Citizen" Limited Partnership Investments

       As with the CG&E "good citizen" investments, these corresponding investments of PSI Energy are small and intended to benefit the local community: Cambridge Ventures and the CID Equity funds were established to provide venture financing for start-up and early stage Indiana and other Midwestern-based companies; Circle Centre Partners was formed to invest in the Circle Centre mall in downtown Indianapolis. PSI Energy is a passive investor in these funds; day-to-day operations and control are exercised exclusively by the general partners.

       The Commission has approved a number of similar passive investments in local venture capital funds comparable to PSI Energy's investments in Cambridge Ventures and the CID Equity funds./23/

       As discussed earlier, Circle Centre mall represents an important public/private partnership between the City of Indianapolis and the local business community to boost economic development in downtown Indianapolis. PSI Energy's service territory encircles the City; it has a vested interest in the City's economic fortunes. This investment is comparable to Ameren's investment in the Kiel Center in St. Louis and the St. Louis Blues Hockey Club./24/

4. Item 6(a), "Exhibits and Financial Statements/ Exhibits," is hereby restated in its entirety to read as follows:

            (a)  Exhibits:

       A            The constituent instruments of the Remaining
Nonutility Interests (including rule 58 companies) either have already been or will be filed as exhibits to Cinergy's Registration Statement on Form U5B and Cinergy's Annual Reports on Form U5S for the years ended December 31, 1995, 1996 and 1997, respectively, and are hereby incorporated by reference.

       B            Not applicable

       C            Not applicable

       D            Not applicable

       E            Map showing Cinergy gas properties (incorporated by
reference from Exhibit E-1 to original application-declaration in File No. 70-8427 as amended through date of Merger Order (as so amended, the "1994 Application"))

       F-1          Preliminary opinion of counsel (previously filed; see
exhibit F-1 to 1994 Application)

       G            Withdrawn

       H-1          Revised Cinergy system corporate chart (as of December
31, 1997) (filed with Post-Effective Amendment No. 2)

       H-2          Chart showing status of PSI/CG&E 1994 nonutility
interests as of April 30, 1998 (filed herewith)

       I            Analysis of the Economic Impact of a Divestiture of
the Gas Operations of Cinergy Corp., dated January 26, 1998 (supersedes Exhibit J-1 to 1994 Application) (filed with Post-Effective Amendment No.
2)

                                SIGNATURE

       Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: July 21, 1998
                                     CINERGY CORP.
                                     By: /s/ William L. Sheafer
Vice President & Treasurer

                                ENDNOTES

/1/The following companies have been sold to non-associate companies or dissolved: (1) the subsidiary companies of Enertech Associates, Inc. (formerly Enertech Associates International, Inc.) - namely, Beheer-En Beleggingsmaatschappij Bruwabel B.V., a Dutch company ("Bruwabel"), and its two Czech subsidiaries, Power Development s.r.o. and Power International s.r.o., (2) CGE ECK, Inc. and its Czech subsidiary, ECK s.r.o., (3) CGE Corp., (4) PSI Recycling, Inc., (5) Power Equipment Supply Company, (6) PSI Investments, Inc. and (7) Energy Services Inc. of Buenos Aires.
/2/ As of May 1, 1998, Cinergy had commenced legal steps for the dissolution (anticipated to be completed by September 1, 1998 or shortly thereafter) of the following five inactive companies: (1) PSI Yacyreta, Inc., (2) PSI Power Resource and Development, Inc., (3) PSI T & D International, Inc., (4) PSI Sunnyside, Inc. and (5) Cinergy International, Inc. (formerly PSI International, Inc.). Accordingly, Cinergy does not request authority to retain any of these companies.
/3/ Specifically, (1) Cinergy Resources, Inc. (formerly CG&E Resource Marketing, Inc.), (2) Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.), (3) Cinergy-Cadence, Inc. (formerly PSI Power Resource Operations, Inc.) and (4) Enertech Associates, Inc. (formerly Enertech Associates International, Inc.).
/4/See orders dated September 21, 1995 and May 8, 1996 in File No. 70-8589 (Release Nos. 35-26367 and 35-26486, respectively) ("Project Parent Orders").
/5/ Specifically, both PSI Argentina, Inc. and its wholly-owned subsidiary,
Costanera Power Corp., are EWG /FUCO Project Parents and therefore retainable under the Project Parent Orders.
/6/See PSI Resources, et al., Release No. 35-25570, July 2, 1992 (granting section 3(b) exemptions to, inter alia, PSI Energy Argentina, Inc., an Indiana corporation and wholly-owned subsidiary of PSI, in connection with proposed investment in Edesur, S.A., an Argentine electric transmission and distribution company); PSI Resources, Inc., et al., Release No. 35-25674, November 13, 1992 (granting section 3(b) exemptions to, inter alia, PSI Argentina, Inc. and its wholly-owned subsidiary, Costanera Power Corporation, each Indiana corporations and direct or indirect wholly-owned subsidiaries of PSI, in connection with proposed investment in Central Costanera, S.A., an Argentine electric generating company).
/7/ For financial information covering 1996 and 1995 for Tri-State (and any other nonutility interest still retained by Cinergy over which the Commission reserved jurisdiction in the Merger Order), see Item 10 of Cinergy's Annual Reports on Form U5S for the years ended December 31, 1996 and 1995; see also the financial statements included with Cinergy's various 1997 quarterly reports on Form U-9C-3 (for more recent financial information concerning those of the 1994 nonutility interests that constitute rule 58 companies).
/8/ KO Transmission Co., 74 FERC P61,101 (1996).
/9/In August 1997, pursuant to a separate 1995 rate settlement with Columbia Gas approved by the FERC in early 1997, KO applied to the FERC (Docket No. CP97-720-000) for a certificate of public convenience and necessity to acquire and operate certain additional undivided interests in discrete portions of Columbia Gas's Kentucky gas pipeline system. By order dated April 22, 1998, the FERC issued KO a certificate of public convenience and necessity to acquire from Columbia Gas these additional ownership interests, namely, (i) an additional 12.62% interest (equating to 221,000 Dth/d) in that portion of the Kentucky system (a 70-mile segment) extending from Columbia Gulf Transmission Company in Menifee County, Kentucky to the Foster regulating station (raising KO's total ownership interest in the 70-mile segment to 45.29% or 306,385 Dth/d), and (ii) an additional 67.33% interest in the 20-mile segment extending from the Foster station to an interconnection with ULH&P (raising KO's total ownership interest in that segment to 100%).
/10/Wholesale Power Services, Inc., 72 FERC P61,284 (1995).
/11/ For further information regarding Circle Centre, see The Urban Land Institute, Project Reference File, Vol. 26, No. 12 (July-September 1996). /12/ New Century Energies, supra, Appendix A.
/13/Ibid.

/14/Rule 58(b)(1)(i), (vii) & (viii).
/15/ Rule 58(b)(1)(v).
/16/See, e.g., Ameren, supra, Appendix A (St. Louis Equity Fund; Housing Missouri LLC; Illinois Equity Fund Limited Partnerships); Georgia Power Co., Release No. 35-26220 (1995); East Ohio Gas Co., Release No. 35-25046
(1990) (securities of affordable housing partnerships); see also Georgia Power Co., Release No. 35-25949 (1993); Hope Gas, Inc., Release No. 35-25739 (1993) (securities of local venture capital companies).
/17/ Rule 58(b)(1)(v) & (vii).
/18/Rule 58(b)(1)(i), (v) & (vii).
/19/Rule 58(b)(1)("energy-related company" defined as any company that directly "or indirectly, through one or more affiliates" engages in permitted activities).
/20/Rule 58(b)(1)(ii) (development and commercialization of electrotechnologies related to energy conservation, storage and conservation, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations).
/21/Relative to commercialization of electrotechnologies, see, e.g., GPU International, Inc., Release No. 35-26631 (1996) (investment in alliance to develop, manufacture and market stationary electric power systems employing fuel cell technology); Cinergy Corp., Release No. 35-26562 (1996) (acquisition of limited partnership interest in fund formed to invest in companies wherever located engaged in developing and commercializing electric and gas technologies relating to electricity generation and storage; electric power quality; energy-related communications, control and information technologies; energy-saving end-use products; and transmission and distribution).

Relative to ownership, sale, leasing or licensing of telecommunications facilities and equipment (such as fiber optic lines, coaxial cable, or other communications capacity, towers and tower sites and other similar properties), see Southern Co., Release No. 35- 26211 (1994) (mobile radio system); Appalachian Power Co., Release No. 35-24772 (1988) (lease of optical fiber system); Consolidated Gas Transmission Corp., Release No. 35-23914 (1985) (lease of microwave radio facilities).

/22/For more information regarding Edesur and Cinergy's interest therein, see Cinergy Corp. et al., Release No. 35-26848, March 23, 1998 (amending prior orders to modify limitation on use of proceeds of financing transactions for investments in Exempt Projects).
/23/See Ameren, supra, Appendix A (Civic Ventures LLC); Georgia Power Co., Release No. 35-25949 (1993); Hope Gas, Inc., Release No. 35-25739 (1993);
Northeast Utilities, Release No. 35-24585 (1988) (securities of local venture capital funds or companies).
/24/Ameren, supra, Appendix A (Kiel Investments).